Exhibit 99.1

11 June 2019

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2,
D02 WR20, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 10 June 2019.

Yours faithfully

Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom), Anne Lloyd (USA), Rada Rodriguez (Sweden), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895

T.Rowe Price® INV E ST WITH CON F ID EN CE The Secretary James Hardie Industries Pie (the Company) Second Floor, Europe House Harcourt Centre Harcourt Street Dublin 2, Ireland 10June2019 Re: Notification of Acquisition of Shares T. Rowe Price Associates, Inc. of 100 East Pratt Street, Baltimore, MD 21202 hereby give you notice of the acquisition by us of a notifiable interest of ordinary shares of US$0.01 par value each in the capital of the Company (ordinary shares). The obligation to make this notification arose on 04 June 2019 upon the purchase of ordinary shares in the open market. The number of ordinary shares comprised in the share capital of the Company in which we were interested immediately after the time when the notification arose was 18,796,720 ordinary shares, representing 4.25% of the issued share capital of the Company as of 04 June 2019. The identity of each registered holder of ordinary shares in the Company in respect of which this notification relates and the number of those ordinary shares held by each such registered holder are set out below. Name Number of Ordinary Shares Bank of New York Mellon 909,189 BNP Paribas Sec 496,071 Brown Brothers Harriman & Co 55,832 JP Morqan Chase 9,621 ,532 National Australia Bank 569,306 Northern Trust Company 4,460,901 State Street Bank & Trust Co 2,683,889 Sincerely, Gary Gre Vice President T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202 Gary_Greb@troweprice.com 410-345-2527 T. Rowe Price Associates, Inc. 4515 Painters Mill Road P.O. Box 89000 trowepri ce .com Owings Mill s, MD 2111 7-4903 Baltimore, MD 21289-3103 T: 41 0-345-4140 T: 800-638-7890